Mail Stop 6010

April 1, 2008

Ms. Sharon Tang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

> **Re: Advanced Battery Technologies, Inc.**
> **Form 10-KSB for year ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 000-13337**

Dear Ms. Tang:

We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief